SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to §240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CNinsure Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G2352K 108
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	Page 2 of 8 Pages

1	Name of Reporting Person Yinan Hu (“Mr. Hu”)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,070,000 ordinary shares
	6	Shared Voting Power 183,198,110 ordinary shares
	7	Sole Dispositive Power 10,070,000 ordinary shares
	8	Shared Dispositive Power 183,198,110 ordinary shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 193,268,110 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 19.3%[1]
12	Type of Reporting Person IN

1 Based on a total of 998,861,526 outstanding ordinary shares of the Issuer as of December 31, 2013.

CUSIP No. G2352K 108	Page 3 of 8 Pages

1	Name of Reporting Person Sea Synergy Limited (“Sea Synergy”)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 183,198,110 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 183,198,110 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 183,198,110 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 18.3%[2]
12	Type of Reporting Person CO

2 Based on a total of 998,861,526 outstanding ordinary shares of the Issuer as of December 31, 2013.

CUSIP No. G2352K 108	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

CNinsure Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

22/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China

Item 2(a).	Name of Person Filing:

Yinan Hu
Sea Synergy Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Yinan Hu
Sea Synergy Limited
CNinsure Inc.
22/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China

Item 2(c)	Citizenship:

Yinan Hu – People’s Republic of China
Sea Synergy Limited - British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G2352K 108

CUSIP No. G2352K 108	Page 5 of 8 Pages

Item 3.	Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2013:

Reporting Person	Amount beneficially owned:	Percent of class: (2)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yinan Hu(1)	193,268,110	19.3%	10,070,000	183,198,110	10,070,000	183,198,110
Sea Synergy Limited(1)	183,198,110	18.3%	183,198,110	0	183,198,110	0

(1)	The 193,268,110 ordinary shares of the Issuer beneficially owned by Mr. Hu consist of 183,198,110 ordinary shares that are directly held by Sea Synergy and 10,070,000 ordinary shares in the form of American depositary shares that were acquired by Mr. Hu on the open market. Mr. Hu and his wife, Hui Li, hold approximately 98.6% and 1.4%, respectively, of the total outstanding shares of Sea Synergy. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Mr. Hu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Sea Synergy. Mr. Hu disclaims beneficial ownership of all of the ordinary shares of the Issuer held by Sea Synergy except to the extent of his pecuniary interest therein.

54,959,433 of the ordinary shares beneficially owned by Mr. Hu through Sea Synergy are currently pledged under a loan from an individual. The loan was entered into in November 2012 and has a term of two years. Mr. Hu used the loan to purchase stock of the Issuer on the open market.

(2)	Based on a total of 998,861,526 outstanding ordinary shares of the Issuer as of December 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

CUSIP No. G2352K 108	Page 6 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of The Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2014

Yinan Hu	/s/ Yinan Hu
Yinan Hu

Sea Synergy Limited	By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chairman

[Signature Page to Schedule 13G - CNinsure]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement